Exhibit 3.3

CERTIFICATE OF AMENDMENT OF
THE SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
NIKOLA CORPORATION
Nikola Corporation, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:
1. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on January 23, 2018 under the name VectoIQ Acquisition Corp.
2. This amendment to the Second Amended and Restated Certificate of Incorporation of the Corporation as set forth below has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the stockholders and directors of the Corporation.
3. Subsection A of ARTICLE IV of the Second Amended and Restated Certificate of Incorporation of the Corporation as presently in effect is amended and restated to read in its entirety as follows:
“Classes of Stock. The total number of shares of all classes of capital stock that the Corporation shall have authority to issue is one billion seven hundred fifty million (1,750,000,000), of which one billion six hundred million (1,600,000,000) shares shall be Common Stock, $0.0001 par value per share (“Common Stock”), and of which one hundred fifty million (150,000,000) shares shall be Preferred Stock, $0.0001 par value per share (“Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such Preferred Stock holders is required pursuant to the provisions established by the Board of Directors of the Corporation (the “Board of Directors”) in the resolution or resolutions providing for the issue of such Preferred Stock, and if such holders of such Preferred Stock are so entitled to vote thereon, then, except as may otherwise be set forth in the certificate of incorporation of the Corporation, the only stockholder approval required shall be the affirmative vote of a majority of the voting power of the Common Stock and the Preferred Stock so entitled to vote, voting together as a single class.”
4. All other provisions of the Second Amended and Restated Certificate of Incorporation of the Corporation remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized Chief Legal Officer this 3rd day of August, 2023.

NIKOLA CORPORATION
By: /s/ Britton M. Worthen
Britton M. Worthen, Chief Legal Officer